Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OPERATIONS

The following discussion and analysis should be read together with our unaudited consolidated financial statements and the related notes as of June 30, 2023, which appear elsewhere in this report.

Cautionary Note Regarding Forward-Looking Statements

The discussion and analysis in this section contain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current views with respect to future events and financial results. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind readers that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: (i) inability to realize benefits from acquisitions, (ii) our inability to manage our growth profitably, (iii) intense competition in our industry, (iv) acquisition of businesses disrupting our business and harming our financial condition and operations, (v) the need to obtain additional financing , (vi) our ability to respond promptly and effectively to market changes, (vii) our ability to obtain and maintain contracts with governments, (viii) our dependence on third-party representatives to generate revenues and supply components, (ix) unfavorable global economic conditions, (x) developments affecting international operations and foreign markets, (xi) breaches of network or information technology security, (xii) intellectual property litigation, and (xiii) such other factors discussed throughout Item 3. D. Risk Factors of our Annual Report on Form 20-F for the year ended December 31, 2022. Any forward-looking statement made by us in this section is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Overview

Founded in 1988, we are a global provider of traditional and digital identity solutions, advanced IoT, and cyber security products and solutions to governments and private and public organizations worldwide.

We are comprised of three main Strategic Business Units(SBU): e-Gov, IoT and Connectivity (or “IoT”), and Cyber Security:

e-Gov

Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance, and border control services, we have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens, visitors, and Lands.

We have focused on expanding our activities in the traditional identification, or ID, and electronic identification, or e-Gov, market, including the design, development, and marketing of identification technologies and solutions to governments in Europe, Asia, America, and Africa using our e-Government platforms. Our activities include: (i) utilizing paper secured by different levels of security patterns (UV, holograms, etc.); and (ii) electronic identification secured by biometric data, principally in connection with the issuance of national Multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas, Secure Land Certificated) border control applications and Land Information System (LIS).

On December 26, 2013, we acquired the SmartID division of On Track Innovations Ltd., or OTI, including all contracts, software, other related technologies, and intellectual property, or IP, assets. The SmartID division has a strong international presence, with a broad range of competitive and well-known e-Gov solutions and technology. The acquisition significantly expanded the breadth of our e-Gov capabilities globally, while providing us with outstanding market and technological experts, together with leading ID software platforms and technologies.

IoT and Connectivity

IoT

Our IoT products and solutions reliably identify, track and monitor people or objects in real-time, enabling our customers to detect unauthorized movement of people, vehicles, and other monitored objects. We provide an all-in-one field-proven IoT suite, accompanied by services specifically tailored to meet the requirements of IoT solutions.  Our proprietary IoT suite of hybrid hardware, connectivity and software components is the foundation of these solutions and services. Our IoT division has primarily focused on growing the following markets: (i) public safety, (ii) healthcare and homecare, (iii) Smart Cities, (iv) Smart Campus, and (iv) transportation.

During 2006, we identified the growing electronic tracking and monitoring vertical markets for public safety, real time healthcare and homecare, and transportation management. We have developed the PureRF Hybrid suit of wrist devices, connectivity, and controlling software, from 2012 we have developed the next generation IoT suite of devices, connectivity and Monitoring software; the PureSecurity Hybrid Suite of wrist band, tags, beacons, PureCom, Pure Monitors, PureTrack and other components.

On January 1, 2016, we acquired Leaders in Community Alternatives, Inc., or LCA. LCA is a California-based, private criminal justice organization providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 25 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

Connectivity

In 2016, as part of our strategy to enhance and broaden our IoT connectivity products and solutions offerings for public safety, enterprises, hospitality, and smart cities markets, on May 18, 2016, we acquired Alvarion Technologies Ltd. or Alvarion. Alvarion designs solutions for carrier wi-fi, enterprise connectivity, smart city, smart hospitality, connected campuses, and connected events that are both complete and heterogeneous to ensure ease of use and optimize operational efficiency. Carriers, local governments and hospitality sectors worldwide deploy Alvarion’s intelligent wi-fi networks to enhance productivity and performance, as well as its legacy backhaul services and products.

Cyber Security

During 2015, we identified the cyber security market as a very fast-growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our e-Gov, IoT, and connectivity SBUs. In 2015, we acquired Prevision Ltd., or Prevision, a company with a strong presence in the market and a broad range of competitive and well-known cyber security services. During the first quarter of 2016, we acquired Safend Ltd, or Safend, an international provider of cutting-edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices, and additional channels.

Both acquisitions significantly expanded the breadth of our cyber security capabilities globally while providing us with outstanding market and technological experts and over 3,000 customers in the United States, Europe, and Asia, and more than three million software license seats deployed by multinational enterprises, government agencies and small to mid-size companies around the globe, together with leading data and cyber security platforms and technologies.

General

Our consolidated financial statements appearing in this report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 830, “Foreign Currency Translation.” The majority of our sales are made outside Israel in U.S. dollars. In addition, substantial portions of our costs are incurred in U.S. dollars. Since the U.S. dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the U.S. dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Results of Operations

Revenues

Our revenues for the six months ended June 30, 2023, increased by $7.9 million, or 125%, to $14.1 million compared to $6.3 million for the six months ended June 30, 2022. This increase in revenue was primary due to implementation of new multi years IoT contracts in Europe amounted to $7.2 million.

Cost of Sales

Our cost of sales increased in the first six months of 2023 to $10.2 million from $3.6 million in the first six months of 2022, an increase of 182%. This increase in cost of sales was primary due to the large increase in revenue of $7.9 million.

Gross Margin

Our gross margin decreased in the first six months of 2023 to 27.2% compared to 41.8% in the first half of 2022.

The decrease in gross marginwas primary due to the change in revenue mix, mainly due to implementation stage of new IoT contract in Europe representing lower gross margin.

Expenses

Our operating expenses decreased in the first six months of 2023 to $5.5 million, or by 3%, from $5.7 million in the first six months of 2022. This increase in operating expenses in the first half of 2023 was primarily due to (i) decrease of $0.1 million in research and development expenses, (ii) decrease of $0.3 million in sales and marketing expenses, (iii) decrease of $0.1 million in general and administration expenses, (iv) an increase of $0.4 million in other expenses.

Financial Expenses, net

We had financial expenses of $869 thousands in the first half of 2023 compared to a financial income of $2,032 thousands in the first half of 2022. The decrease in financial expenses was due to (i) changes in the exchange rate of the NIS against the U.S. dollar in 2023 compared to 2022, (ii) an interest fee on loans and credit lines, and (iii) bank fees related to guarantees issued to our customers.

Income Tax Benefit

We recorded an income tax expense in the amount of $0 during the first half of the year 2023, compared to an income tax expense in the amount of $0 thousand during the first half of the year 2022.

Net Loss

As a result of the changes in our operational expenses, financial expense that we recorded in the first half of 2023, as described above, our net loss in the first half of 2023 was $2,590 thousand compared to a net loss of $5,159 thousands in the first half of 2022.